ENOVIX CORPORATION

3501 W. Warren Avenue

Fremont, CA 94538

August 5, 2021

Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549-3010

Attention:        Charles Eastman, Staff Accountant

RE:	Enovix Corporation

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-258358

Ladies and Gentlemen:

Enovix Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 1 to Registration Statement on Form S-1 to become effective on Monday, August 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Matthew Hemington and John McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew Hemington of Cooley LLP, counsel to the Registrant, at (650) 843-5062, or in his absence, John McKenna at (650) 843-5059.

[Signature Page Follows]

Very truly yours,

ENOVIX CORPORATION

By:	/s/ Steffen Pietzke
Name: Steffen Pietzke
Title: Chief Financial Officer

cc:	Matthew Hemington, Cooley LLP

John McKenna, Cooley LLP

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